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Attn: Securities and Exchange Commission

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 12, 2024

Re:	GIBO Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, GIBO Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a business combination transaction (the “Business Combination”) contemplated by the business combination agreement dated August 5, 2024, by and among the Company, Bukit Jalil Global Acquisition 1 Ltd. (“BUJA”), a blank check company organized under the laws of the Cayman Islands, GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares, GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares, and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (“GIBO”). The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

This Draft Registration Statement also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of BUJA, at which the shareholders of BUJA will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has included in this initial submission of Draft Registration Statement (i) the audited consolidated financial statements of GIBO as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023, (ii) the audited financial statements of BUJA as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023, (iii) the unaudited financial statements of BUJA as of June 30, 2024 and for the six months ended June 30, 2024, (iv) the audited balance sheet and statements of operations of the Company as of June 30, 2024 and for the period from June 19, 2024 (date of incorporation) to June 30, 2024, and (v) the unaudited pro forma condensed combined financial statements presenting the combination of the financial information of GIBO and BUJA.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-8520-0700 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

Enclosure

CC:	Chun Yen “Dereck” Lim, Chairman of Board of Directors, GIBO Holdings Limited Jing Tuang “Zelt” Kueh, Chief Executive Officer, Chief Technology Officer and Director, GIBO Holdings Limited
Seck Chyn “Neil” Foo, Chief Executive Officer, Chief Financial Officer and Chairman of Board of Directors, Bukit Jalil Global Acquisition 1 Ltd
James Chang, Esq., Partner, DLA Piper UK LLP
Arila E. Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP